Exhibit 3.2

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 — After Issuance of Stock)

1.  Name of corporation:

ALLIANCE GAMING CORPORATION

2.  The articles have been amended as follows (provide article numbers, if available):

Article I of the articles is amended to read in its entirety as follows:

ARTICLE I

The name of the corporation is Bally Technologies, Inc.

3.  The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

39,754,421

4.  Effective date of filing (optional):  3/13/06

5. Officer signature (required):	/s/ Mark Lerner